SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K contains:

(i)	a press release dated January 6, 2003 regarding ASAT Holdings Limited applies to transfer to Nasdaq SmallCap Market;

(ii)	a press release dated January 14, 2003 reporting ASAT appoints Charles F. L. Ward Senior Vice President and General Manager;

(iii)	a press release dated January 21, 2003 reporting ASAT Holdings Ltd. to present at J.P. Morgan High Yield Conference;

(iv)	a press release dated February 5, 2003 regarding ASAT Holdings Limited requests hearing before Nasdaq Listing Qualifications Panel;

(v)	a press release dated February 11, 2003 regarding ASAT Holdings Ltd. Q3 2003 financial results conference call information; and

(vi)	a press release dated February 12, 2003 reporting ASAT appoints George A. Shaw Jr. Senior Vice President and Managing Director.

ASAT Holdings Limited Applies to Transfer to Nasdaq SmallCap Market

HONG KONG and FREMONT, Calif.—Jan. 6, 2003—ASAT Holdings Limited (Nasdaq: ASTT), global provider of semiconductor package design, assembly and test services, today announced that it has applied to transfer the listing of its American Depository Shares (ADSs) from The Nasdaq National Market ® to The Nasdaq SmallCap Market. In October 2002, ASAT received notice from Nasdaq that it was not in compliance with The Nasdaq National Market minimum bid price requirements.

The transfer from The Nasdaq National Market to The Nasdaq SmallCap Market will allow the Company’s ADSs to continue to be traded under The Nasdaq Stock Market without interruption and under the symbol “ASTT.” ASAT expects Nasdaq to approve the transfer application within the next two weeks and the Company’s ADSs will continue to trade on The Nasdaq National Market pending that decision. While the Company believes that it meets all of the criteria to have its ADSs listed on The Nasdaq SmallCap Market, the transfer application will not be effective until approved by Nasdaq.

By transferring its listing to The Nasdaq SmallCap Market, ASAT will continue to benefit from having its ADSs traded in a well regulated forum where investors can make informed investment decisions and execute timely and competitively priced transactions.

About ASAT Holdings Ltd.

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains a number of forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Potential risks and uncertainties include competitive pressures, economic conditions generally, developments in the semiconductor industry and end markets of the Company’s customers. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact:

Bob Gange, CFO

ASAT Holdings Limited

(852) 2408-7811

bob_gange@asathk.com

Jim Fanucchi

Stapleton Communications Inc.

650-470-0200

jim@stapleton.com

ASAT Appoints Charles F. L. Ward Senior Vice President and General Manager

HONG KONG and FREMONT, Calif.—Jan. 14, 2003—ASAT Holdings Limited (Nasdaq: ASTT) and ASAT Inc., global providers of semiconductor package design, assembly and test, today announced the appointment of Charles F. L. Ward as senior vice president and general manager of ASAT Inc. Reporting to Harry R. Rozakis, CEO of ASAT Holdings Ltd., Ward will oversee ASAT’s U.S. operations.

Ward brings more than 15 years of business and management experience to ASAT and has an established track record in providing profit and results. During his career, Ward has held positions in the assembly and test, electronics, and banking industries.

“ASAT is at an exciting stage of its history and Charles has the passion, talent and experience to lead our U.S. operations to new levels of success,” said Harry R. Rozakis, CEO of ASAT Holdings Ltd. “Charles’ strong knowledge of the semiconductor industry and business background will be instrumental in executing ASAT’s peak performance initiative in the U.S.”

Prior to joining ASAT, Ward was a vice president at Flextronics International, a global provider of operational services focused on delivering design, engineering, test, manufacturing, and logistics solutions to technology companies, where he was responsible for managing sales, marketing, pricing and business development for the photonics and advanced development groups. Before Flextronics, Ward worked for Hyundai Electronics Inc. in the IC packaging and test division and was involved in the divestiture of ChipPAC Inc. As a director at ChipPAC, Ward was responsible for business development and marketing activities. Previously, Ward held positions at Paine Webber Inc., Pycon Inc., and General Electronic Capital Corp. Ward holds a bachelor’s degree from the University of Vermont.

About ASAT Holdings Ltd.

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains a number of forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Potential risks and uncertainties include competitive pressures, economic conditions generally, developments in the semiconductor industry and end markets of the Company’s customers. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact:

Connie Bordanaro

Marketing Communications Manager

ASAT Inc.

510-249-1240

connie_bordanaro@asat.com

ASAT Holdings Ltd. To Present At J.P. Morgan High Yield Conference

HONG KONG and FREMONT, Calif.—Jan. 21, 2003—ASAT Holdings Limited (Nasdaq: ASTT), a leading provider of innovative solutions in IC package design, assembly and test, today announced it is scheduled to present at the J.P. Morgan Annual High Yield Conference on Monday, Jan. 27 at 4:15 p.m. Eastern Time. Harry Rozakis, chief executive officer, and Bob Gange, chief financial officer, will be speaking.

About ASAT Holdings Ltd.

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains a number of forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Potential risks and uncertainties include competitive pressures, economic conditions generally, developments in the semiconductor industry and end markets of the Company’s customers. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact:

Jim Fanucchi

Stapleton Communications Inc.

650-470-0200

jim@stapleton.com

Connie Bordanaro

Marketing Communications Manager

ASAT Inc.

510-249-1240

connie_bordanaro@asat.com

ASAT Holdings Limited Requests Hearing Before Nasdaq Listing Qualifications Panel

HONG KONG and FREMONT, Calif.—Feb. 5, 2003—ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced that it has requested a hearing before the Nasdaq Listing Qualifications Panel to appeal Nasdaq’s intention to delist ASAT’s American Depository Shares (ADSs) from The Nasdaq National Market.

On Jan. 28, 2003 ASAT withdrew its application to transfer its ADSs to The Nasdaq SmallCap Market. The Company then received a Nasdaq Staff Determination on Jan. 30, 2003 stating that since the Company does not meet the minimum bid price requirement of $1.00 per ADS as required in Marketplace Rule 4450(a)(5) for continued listing on The Nasdaq National Market, its ADSs are subject to delisting at the opening of business on Feb. 7, 2003. The Company has requested a hearing before the Nasdaq Listing Qualifications Panel to review the Nasdaq determination. The delisting proceedings will be stayed and the company’s ADSs will continue to be listed and traded on The Nasdaq National Market pending resolution of the appeal.

There is no assurance the Nasdaq Listing Qualifications Panel will grant ASAT’s request for continued listing on The Nasdaq National Market. Should ASAT’s request not be granted, the Company intends to reapply to transfer its listing of its ADSs to The Nasdaq SmallCap Market. If the Company’s transfer to The National SmallCap Market is approved, its ADSs will continue to be listed under its current symbol “ASTT.”

About ASAT Holdings Ltd.

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. In particular and as stated in this news release, there can be no assurance that the Company’s appeal of the Nasdaq determination to delist the Company’s securities will be successful. If unsuccessful, there can be no assurance that the Nasdaq will approve the Company’s application to have its securities listed on The Nasdaq SmallCap Market. And, even if the requested listing on The Nasdaq SmallCap Market were to be approved, it is not certain that the Company would remain compliant with the continued listing requirements for that exchange. Were the Company to fail to qualify for continued listing on The Nasdaq SmallCap Market, the Company’s securities might be delisted from that exchange and cease to be publicly traded. Were the Company’s securities to cease to be publicly traded, the negative effect on the price of the Company’s illiquid shares could be substantial. More information on potential factors that could affect the Company’s performance and financial results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact :

Jeff Dumas, General Counsel

ASAT Holdings Limited

(852) 2439-8408

jeff_dumas@asathk.com

Jim Fanucchi

Stapleton Communications Inc.

650-470-0200

jim@stapleton.com

ASAT Holdings Ltd. Q3 2003 Financial Results Conference Call Information

HONG KONG and FREMONT, Calif.—Feb. 11, 2003—ASAT Holdings Ltd. (Nasdaq: ASTT) has scheduled a conference call to discuss the company’s financial results for the third quarter of fiscal 2003, ended Jan. 31, 2003, on Tuesday, March 4 at 8:30 a.m. ET/5:30 a.m. PT.

ASAT Holdings Ltd. will issue a news release announcing the company’s third quarter financial results to PRNewswire at approximately 5:00 a.m. ET/2:00 a.m. PT on Tuesday, March 4. To access the conference call, please dial (630) 395-0021 by 8:15 a.m. ET/5:15 a.m. PT. You will need to reference the passcode “ASAT.” A live webcast of the conference call will also be available via the company’s web site at www.asat.com. A replay of the call will be available until March 18, 2003. To access the replay, please dial (402) 998-0587.

About ASAT Holdings Ltd.

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains forward-looking statements, which may involve uncertainties that could cause events to differ significantly from those implied by such statements. In particular and as stated in this news release, there can be no assurance that the Company’s appeal of the Nasdaq determination to delist the Company’s securities will be successful. If unsuccessful, there can be no assurance that the Nasdaq will approve the Company’s application to have its securities listed on The Nasdaq SmallCap Market. And, even if the requested listing on The Nasdaq SmallCap Market were to be approved, it is not certain that the Company would remain compliant with the continued listing requirements for that exchange. Were the Company to fail to qualify for continued listing on The Nasdaq SmallCap Market, the Company’s securities might be delisted from that exchange and cease to be publicly traded. Were the Company’s securities to cease to be publicly traded, the negative effect on the price of the Company’s illiquid shares could be substantial. More information on potential factors that could affect the Company’s performance and financial results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact :

Bob Gange, CFO

ASAT Holdings Limited

(852) 2408-7811

bob_gange@asathk.com

Jim Fanucchi

Stapleton Communications Inc.

650-470-0200

jim@stapleton.com

ASAT Appoints George A. Shaw Jr. Senior Vice President and Managing Director

HONG KONG and FREMONT, Calif.—Feb. 12, 2003—ASAT Holdings Limited (Nasdaq: ASTT) and ASAT Inc., global providers of semiconductor package design, assembly and test, today announced the appointment of George A. Shaw Jr. as senior vice president of operations and managing director of manufacturing for ASAT Holdings Ltd. In this newly created position, Shaw will report to Harry R. Rozakis, chief executive officer.

With more than 20 years in the semiconductor and assembly industries, Shaw brings exceptional experience in quality, high volume manufacturing, and international operations to ASAT. During his career, Shaw managed factory operations in five countries, supervised engineering organizations, and significantly reduced factory break-even points.

“George brings a wealth of manufacturing success to ASAT and is a tremendous addition to our world-class management team,” said Harry R. Rozakis, CEO of ASAT Holdings Ltd. “His experience and knowledge of the semiconductor and assembly industries validates our strong commitment to reduce costs, achieve peak performance, and strengthen our package portfolio.”

Before joining ASAT, Shaw was senior vice president and managing director of Advanced Interconnect Technologies, Inc. Hong Kong (AIT), providers of semiconductor assembly and test services, where he was responsible for the management and operations of the Hong Kong facility. Prior to AIT, Shaw was senior vice president of the South Asia operations at Amkor Technology, a provider of contract semiconductor assembly and test services, where he managed the factories in Taiwan and was responsible for the worldwide facilities organization. Shaw has also held executive positions at Alphatec USA, Applied Magnetics Corp., Aptix Corp., and National Semiconductor Corp.

Shaw holds a bachelor’s degree from California Polytechnic State University, San Luis Obispo, Calif.

About ASAT

ASAT Holdings Limited is a global leading provider of semiconductor assembly, test, and package design services. With almost 15 years of experience, and a reputation as a leader in advanced packaging technology, the company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages and flip chip. ASAT is the first company to develop Moisture Sensitive Level One capability on standard leaded products. Today the company has operations in the United States, Asia and Europe and has broken ground on a new manufacturing facility in China. ASAT, Inc., exclusive distributor of ASAT Holdings’ services in the United States, is located at 46335 Landing Parkway, Fremont, CA 94538, phone (510) 249-1222, fax (510) 249-9105. For more information, visit www.asat.com.

This news release contains a number of forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Potential risks and uncertainties include competitive pressures, economic conditions generally, developments in the semiconductor industry and end markets of the Company’s customers. More information on potential factors that could affect the Company’s results is included in the Company’s most recent filings with the Securities and Exchange Commission.

Contact:

Connie Bordanaro

Marketing Communications Manager

ASAT Inc.

510-249-1240

connie_bordanaro@asat.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By:	/s/ Harry Rozakis
Name: Harry Rozakis Title: Chief Executive Officer

Date: February 28, 2003